Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 20, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Spectrum Brands, Inc.
Registration Statement on Form S-4
(Registration No. 333-192634)

Ladies and Gentlemen:

This letter confirms our recent telephone conversation as to certain subsidiaries of Spectrum Brands, Inc. (the “Company”) who are not guarantors of the Company’s  6.375% Senior Notes due 2020 and 6.625% Senior Notes due 2022 (collectively, the “Notes”) and are therefore not co-registrants in the above referenced registration statement on Form S-4.

As we discussed, the indenture dated November 16, 2012 between Spectrum Brands Escrow Corp. (“Escrow Corp.”) and U.S. Bank National Association, as Trustee, as supplemented by the supplemental indenture dated as of December 17, 2012, pursuant to which Spectrum Brands, Inc. assumed Escrow Corp.’s obligations (as so supplemented, the “Indenture”) requires that all of the Company’s “Domestic Subsidiaries” guarantee the Notes.  The Indenture defines “Subsidiary” to mean, with respect to any specified Person:

“(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and (2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof)”

and “Domestic Subsidiary” to mean:

“any Restricted Subsidiary of Spectrum Brands other than a Restricted Subsidiary that is (1) a “controlled foreign corporation” under Section 957 of the Internal Revenue Code or (2) a Subsidiary of any such controlled foreign corporation.”

Based on these definitions, the following subsidiaries are not Domestic Subsidiaries within the meaning of the Indenture:

Remington Licensing Corporation, a Delaware corporation, is owned 50% by the Company and 50% by Remington Arms Company, Inc., an unaffiliated company.  It therefore does not meet the definition of “Domestic Subsidiary” because it is not more than 50% owned.

Shaser, Inc., a Delaware corporation, is a majority owned subsidiary of Spectrum Brands Holdings, Inc., the Company’s indirect parent, but it is less than 50% owned by the Company.  It therefore does not meet the definition of “Domestic Subsidiary” because it is not more than 50% owned.

Spectrum Neptune US Holdco Corporation was merged with and into United Industries Corporation, an existing guarantor of the Notes, on October 15, 2013.

As discussed, we will clarify in the final prospectus filed pursuant to Rule 424(b) that the term “domestic subsidiaries” is used therein as defined in the Indenture.  Such definition is included verbatim in the section of the prospectus entitled “Description of Notes.”

Should you have any questions regarding the Registration Statement, please feel free to contact me at (212) 373-3309 or Robert C. Goldstein at (212) 373-3405.

Very truly yours,

/s/ Raphael M. Russo

cc:	Nathan Fagre
Spectrum Brands, Inc.